U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

July 5, 2013

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	ETF Series Solutions (the “Trust”) Vident International Equity Fund (the “Fund”) Post-Effective Amendment No. 3 to Registration Statement on Form N-1A Registration Numbers 333-179562; 811-22668

Dear Sir or Madam:

Pursuant to Rule 485(a) of the Securities Act of 1933, as amended, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder, transmitted herewith on behalf of the Trust is Post-Effective Amendment No. 3 and Amendment No. 4 to the Trust’s Registration Statement on Form N-1A (the “Amendment”). The purpose of the Amendment is to register shares of a new series to the Trust: the Vident International Equity Fund.

Please note that the Amendment is modeled after a filing for the Vident International Equity Fund, a series of WisdomTree Trust, which was filed with the Commission on April 4, 2013 (File No. 811-21864; 333-132380 and Accession No. 0001193125-13-142382) (the “WisdomTree Filing”). The Fund is expected to operate as a series of ETF Series Solutions, rather than a series of WisdomTree Trust.

We understand that the Commission staff previously provided comments with respect to the WisdomTree Filing, and the applicable comments and the Trust’s responses to those comments are set forth below.

In connection with this correspondence, the Trust, on behalf of the Fund, acknowledges that:

(1)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)
should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PROSPECTUS

Comment 1.	Please include the Fund’s Rule 35d-1 80% investment policy in the “Principal Investment Strategies of the Fund” section.

Response:
We respectfully decline to add the requested disclosure.  We believe the Fund’s policy with respect to investments subject to Rule 35d-1 is already disclosed in the “Principal Investment Strategies of the Fund” section which states: “The Fund attempts to invest all, or substantially all, of its assets in the common stocks that make up the Index.”

Comment 2.
The Staff notes that the Fund invests in “equity securities of issuers that are organized in or maintain their principal place of business in developed and emerging markets outside of the United States.”  In your response letter, please explain why issuers that are organized in or maintain their principal place of business in markets outside the United States constitute “international” issuers.

Response:
Issuers that are organized in or maintain their principal place of business in markets outside of the United States are international issuers because it is reasonably likely that greater than 50% of such issuers’ revenues, profits or assets are derived from or located in countries outside the United States.

Comment 3.
Please revise the third sentence of the fifth paragraph of the “Principal Investment Strategies of the Fund” section as follows: Countries with the highest relative ranking (quintiles 1 and 2) ~~can be~~ are adjusted up to +25% and +12.5% from their baseline weight, respectively, while countries with the lowest relative rankings (quintiles 4 and 5) ~~can be~~ are adjusted up to -12.5% and -25% from their baseline weight, respectively.

Response:	The requested change has been made.

Comment 4.
The Staff notes the “Principal Risks of Investing in the Fund” section includes “Large-Capitalization Investing” and “Mid-Capitalization Investing” discussions.  Please add corresponding disclosure to the “Principal Investment Strategies of the Fund” section.

Response:
We respectfully decline to add the requested disclosure.  Based on the Index composition at the time of the initial filing, securities of mid-capitalization and large-capitalization issuers were principal investments of the Fund.  However, because the Index composition is determined by the Index methodology and is rebalanced periodically, these securities may not always be principal investments of the Fund and it is not possible to prospectively characterize the capitalization of the securities held by the Fund.  To the extent capitalization is a factor in the Index’s methodology, such disclosure has been provided.

Statement of Additional Information

Comment 5.	In your response letter, please confirm that for purposes of the Fund’s Rule 35d-1 80% policy that the “types of securities suggested by the Fund’s name” do not include derivatives.

Response:	For purposes of the Rule 35d-1 80% policy, securities suggested by the Fund’s name do not include derivatives.

Comment 6.	In your response letter, please confirm that the Fund’s maximum creation/redemption transaction fee will not exceed 2.00% of the Fund’s NAV per share.

Response:	We confirm that the Fund’s maximum creation/redemption transaction fee will not exceed 2.00% of the Fund’s NAV per share.

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If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky

Michael D. Barolsky, Esq.
Assistant Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator for ETF Series Solutions